
06017518

STINGRAY RESOURCES INC.


SEC MAIL
RECEIVED
PROCESSING
OCT 4 - 2006
WASH, D.C.
160
SECTION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JULY 31, 2006

SEPTEMBER 28, 2006

GENERAL

The following discussion of performance, financial condition and future prospects should be read in conjunction with the Unaudited Consolidated Financial Statements for the six months ended July 31, 2006 and 2005 and the notes thereto, and the Audited Consolidated Financial Statements for the fiscal years ended January 31, 2006 and 2005 of Stingray Resources Inc. ("Stingray" or the "Company") and the notes thereto, each of which have been prepared in accordance with Canadian generally accepted accounting principles. This discussion covers the most recently completed quarter of Stingray and the subsequent period up to the date of the filing of this management's discussion and analysis ("MD&A"). All dollar amounts are stated in Canadian dollars, unless otherwise noted. Readers are encouraged to read the Company's public information filings at Sedar at www.sedar.com.

NATURE OF ACTIVITIES

Stingray is in the business of exploring for minerals, primarily for precious metals (gold, silver) and copper in Mexico. The Company has its corporate office located in Toronto, Ontario, Canada and explores in Mexico through its wholly owned Mexican subsidiary, Minera Stingray S.A. de C.V. which has its exploration base located in Hermosillo, Sonora, Mexico.

OVERVIEW OF PERFORMANCE

The Company's assets at July 31, 2006 were $5,438,142 compared to $5,708,380 at January 31, 2006. Working capital of $4,745,175 at July 31, 2006 has decreased by $296,612 since January 31, 2006 as a result of funding the search for new properties in Mexico and for general corporate operations.

MINERAL PROPERTIES

El Indio Properties

The El Indio consists of 3 exploration properties located along the Sierra Madre trend in Chihuahua that were optioned from Minera Uruachic S.A. de C.V. by the Company. Under the terms of the option, Stingray can acquire a 75% interest in the property by paying the vendor a series of payments staged over 7 years: CDN$ 500,000, 250,000 common shares of Stingray and by expending CDN$ 1 million in exploration on the properties.

A technical report describing areas of gold and silver mineralization at the properties was prepared for Stingray in September 2003 by Victor Jaramillo, P. Geo. Mapping at the El Indio concession has identified a north, northwest trending, elliptical package of silicified andesitic to rhyolitic volcanic rocks, dipping steeply to the west that extend for 2 kilometers and across a maximum width of 300 meters. These silicified rocks show much fracturing and quartz veining with accompanying iron oxides. The rock sampling program which was conducted by the Company's geologists included several hundred samples collected across the grid and sent for assaying to ALS Chemex (with appropriate quality assurance and control programs).

The results to date indicate a few, narrow areas of veining yielding significant gold results. The Company's geologists are considering geophysical methods that may be helpful in determining subsurface concentrations of gold mineralization within this extensive altered series of volcanic

rocks. At the nearby Pelonachi concession, a detailed sampling program of the altered and intensively fractured target did not reveal significant precious metal mineralization.

Elephant 8 Property

Stingray has staked the "Elephant 8" exploration concession in the area north of Chinipas, Chihuahua. This large concession located along the Sierra Madre trend has been reported as the historic host of significant silver and gold production from the late 1600's to early 1900's. The Company's geologists have established access routes into these remote areas and have concluded several reconnaissance programs of locating historic production sites and the associated mineralization. The previous years efforts outlined interesting silver and gold mineralization at the San Agustin open cut. Recent efforts to access the property have been unsuccessful due to personal safety risks regarding the Company's exploration personnel. The Company monitors the accessibility into the area and exploration programs designed to follow up the results of the reconnaissance work will be conducted as conditions allow.

MINERAL EXPLORATION ACTIVITIES

The Company's operations consist of the exploration and development of mineral properties in Mexico as well as ongoing overheads to run the Company from its corporate head office in Toronto, Ontario, Canada. Expenditures on the Company's mineral properties for the six months ended July 31, 2006 were $16,669 compared to $96,967 for the same period in 2005. The Company's exploration efforts were focused on the search for new mineral properties of merit.

RESULTS OF OPERATIONS

Six Months Ended July 31, 2006

The net loss for the six months ended July 31, 2006 was $285,970 ($0.02 per share) compared to a net loss of $277,564 for the same period in the prior year. The increase in loss of $8,406 for the six months ended July 31, 2006 over 2005 is namely attributable to:

(i) an increase of $114,871 in project evaluation costs from $77,707 in 2005 to $192,578 in 2006;

(ii) a decrease in stock-based compensation expense from $84,581 in 2005 to nil in 2006; and

(iii) an increase of $28,429 in other income from $63,000 in 2005 to $91,429 in 2006.

Three Months Ended July 31, 2006

The net loss for the three months ended July 31, 2006 was $145,279 ($0.01 per share) compared to a net loss of $197,707 ($0.02 per share) for the same period in the prior year.

The decrease in loss of $52,428 for the three months ended July 31, 2006 over 2005 is namely attributed to:

(i) an increase of $78,181 in project evaluation costs from $30,437 in 2005 to $108,618 in 2006; and

(ii) a decrease in stock based compensation expense from $84,581 in 2005 to nil in 2006.

Mineral properties

The Company's recorded value of its mineral properties is in all cases based on historical costs that expect to be recovered in the future. The Company's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk; as well as environmental risk.

Stock-based compensation

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company's control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on stock-based compensation and hence results of operations, there is no impact on the Company's financial condition.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and methods followed in preparing these financial statements are those used by Stingray as set out in the January 31, 2006 audited consolidated financial statements. However, these unaudited consolidated financial statements for the six months ended July 31, 2006 do not conform in all respects to the disclosure and information that is required for generally accepted accounting principles in Canada for annual financial statements. For further information, see the Company's January 31, 2006 audited consolidated financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended July 31, 2006 are not indicative of the results that may be expected for the full year ended January 31, 2007.

USE OF FINANCIAL INSTRUMENTS

The Company has not entered into any specialized financial agreements to minimize its investments risk, currency risk or commodity risk. There are no off-balance sheet agreements. The principal financial instrument affecting the Company's financial condition and results of operations is currently its cash.

DISCLOSURE CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

Although the Company continues to refine its disclosure controls and procedures from time to time, the CEO and CFO have concluded that, during the second quarter of the year ended January 31, 2007, the process was effective enough to ensure material information was accumulated and communicated up to management in sufficient time for management to make decisions regarding the Company's disclosure required by securities legislation.

FINANCIAL CONTROLS AND PROCEDURES

Management has assessed the effectiveness of the Company's financial reporting disclosure controls and procedures as at July 31, 2006, and has concluded that such financial reporting disclosure controls and procedures were effective as at the date.

SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information for each of the last eight quarters of fiscal 2006 and 2005 (unaudited):

Quarter Ended	Revenue $	Loss For the Period $	Loss Per Share * $
July 31, 2006	48,203	(145,279)	(0.01)
April 30, 2006	43,226	(140,691)	(0.01)
January 31, 2006	43,529	(129,822)	(0.01)
October 31, 2005	35,010	(115,994)	(0.01)
July 31, 2005	31,500	(197,707)	(0.02)
April 30, 2005	31,500	(79,857)	(0.00)
January 31, 2005	36,957	(116,740)	(0.01)
October 31, 2004	30,401	(94,043)	(0.00)

*basic and diluted

LIQUIDITY AND CAPITAL RESOURCES

As discussed above, the Company's financial position remains strong, with working capital at July 31, 2006 of $4,745,175. This working capital position, comprised substantially of cash, is sufficient to fund the Company's overheads for the foreseeable future and the Company's planned exploration activity in Mexico.

The Company's cash position of approximately $4.7 million has been invested in an interest bearing cash account with a major Canadian bank.

The Company has been successful in accessing the equity markets in the past and, while there is no guarantee that this will continue to be available, management has no reason to expect that this capability will diminish in the near term.

TRENDS

Mineral exploration is a speculative venture. There is no certainty that the money spent on exploration and development of mineral projects will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will in part be related to the success of its exploration programs, which may be affected by a number of factors that are beyond the control of the Company.

The mineral industry is intensely competitive in all its phases. The Company competes with many other mineral exploration companies who have greater financial resources and experience. The market price of precious metals and other minerals is volatile and cannot be controlled.

RELATED PARTY TRANSACTIONS

During the period there were no transactions with related parties

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the financial statements include the Company's estimate of recoverable value on its mineral properties as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company's control.

Stingray Resources Inc.
(an exploration stage company)
Consolidated Balance Sheets
July 31, 2006 and January 31, 2006

	July 31, 2006	January 31, 2006
	$	$
	(unaudited)	(audited)
Assets		
Current assets		
Cash	4,692,809	5,005,344
Accounts receivable	96,137	64,482
	4,788,946	5,069,826
Environmental bond	2,000	2,000
Equipment (note 2)	46,919	52,946
Mineral properties and deferred exploration costs (note 3)	600,277	583,608
	5,438,142	5,708,380
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	43,771	28,039
Shareholders' Equity		
Share capital (note 4 (b))	14,906,978	14,906,978
Contributed surplus	178,475	178,475
Stock options (note 4c))	254,368	254,368
Deficit	(9,945,450)	(9,659,480)
	5,394,371	5,680,341
	5,438,142	5,708,380

See accompanying notes to interim consolidated financial statements.

FORWARD LOOKING STATEMENTS

The MD&A contains forward looking statements that are subject to a number of known risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in the Company's forward looking statements. Factor that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry, Although the Company believes expectations reflected in its forward looking statements are reasonable, results may vary, and the Company cannot guarantee future results, levels of activity, performance or achievements. The Company undertakes no obligation to update forward looking statements, unless required by securities law.

OUTSTANDING SHARE DATA

Share capital

(a) Authorized:

100,000,000 common shares

(b) Issued:

	Number of Shares	Share Amount
Balance January 31, 2006 and July 31, 2006	12,781,330	$14,906,978

	Number of options	Value	Average Exercise Price
(c) Stock options			
Balance January 31, 2006 and July 31, 2006	610,000	$ 254,368	$0.84

At July 31, 2006 the following options are outstanding to purchase common shares:

Grant date	Expiry date	Number of options	Value	Exercise price
May 27, 2004	May 27, 2009	160,000	$ 86,939	$1.00
May 27, 2004	May 27, 2009	145,000	82,848	$0.75
June 29, 2005	June 29, 2010	305,000	84,581	$0.80
Balance July	31, 2006	610,000	$ 254,368	

ADDITIONAL INFORMATION

Additional information relating to the Company may be accessed on the Internet at www.sedar.com.

Stingray Resources Inc.
(an exploration stage company)
Consolidated Statements of Cash Flows
Unaudited
Six Months Ended July 31, 2006 and 2005

	Three months ended July 31,		Six months ended July 31,	
	2006	2005	2006	2005
	$	$	$	$
Cash provided by (used in):				
Operating activities				
Loss for the period	(145,279)	(197,707)	(285,970)	(277,564)
Items not involving cash				
Depreciation	1,443	2,394	6,027	5,938
Stock-based compensation	-	84,581	-	84,581
Changes in non-cash working capital				
Increase in receivables	(24,482)	(22,995)	(31,655)	(32,371)
Increase (decrease) in accounts payable and accrued liabilities	2,671	1,757	15,732	(4,388)
	(165,647)	(131,970)	(295,866)	(223,804)
Investing activities				
Increase in mineral properties and deferred exploration costs	(16,669)	(57,548)	(16,669)	(96,967)
Purchase of equipment		(21,104)	-	(21,258)
Increase in deposits		8,762	-	8,762
	(16,669)	(69,890)	(16,669)	(109,463)
Decrease in cash and cash equivalents	(182,316)	(201,860)	(312,535)	(333,267)
Cash				
- Beginning of period	4,875,125	5,498,151	5,005,344	5,629,558
- End of period	4,692,809	5,296,291	4,692,809	5,296,291

See accompanying notes to interim consolidated financial statements.

Stingray Resources Inc.

(an exploration stage company)
Consolidated Statements of Operations and Deficit
Unaudited
Six Months Ended July 31, 2006 and 2005

	Three months ended July 31,		Six months ended July 31,	
	2006	2005	2006	2005
	$	$	$	$
Operating expenses				
Depreciation	1,443	579	6,027	4,123
Office rent, telephone and reception	14,940	40,747	32,068	52,641
Professional fees	5,000	12,050	10,000	12,050
Project evaluation	108,618	30,437	192,578	77,707
Promotion and travel	4,291	6,699	18,702	16,448
Regulatory fees	-	-	3,800	-
Salaries and benefits	45,138	36,786	93,029	70,383
Shareholder communications	8,979	11,485	8,979	15,201
Transfer agent fees	5,806	5,843	6,748	7,430
Stock based compensation (note 4(d))	-	84,581	-	84,581
Loss from operations	(194,215)	(229,207)	(371,931)	(340,564)
Other income and expense				
Interest and other income	48,203	31,500	91,429	63,000
Foreign exchange gain (loss)	733	-	(5,468)	-
	48,936	31,500	85,961	63,000
Loss for the period	(145,279)	(197,707)	(285,970)	(277,564)
Deficit - Beginning of period	(9,800,171)	(9,215,957)	(9,659,480)	(9,136,100)
Deficit- End of period	(9,945,450)	(9,413,664)	(9,945,450)	(9,413,664)
Basic and diluted loss per share	(0.01)	(0.02)	(0.02)	(0.02)
Weighted average number of shares outstanding	12,781,330	12,743,830	12,781,330	12,743,830

See accompanying notes to interim consolidated financial statements.

3. Mineral exploration properties

July 31, 2006	Balance January 31, 2006	Additions	Balance July 31, 2006
	$	$	$
El Indio	237,174	1,766	238,940
Elephant 8	346,434	14,903	361,337
	583,608	16,669	600,277

January 31, 2006	Balance January 31, 2005	Additions	Balance January 31, 2006
	$	$	$
El Indio	169,555	67,619	237,174
Elephant 8	188,261	158,173	346,434
	357,816	225,792	583,608

El Indio

On September 19, 2003, the Company completed an agreement with Minera Uruachic S.A. de C.V. to earn a 75% interest and become the operator of three gold exploration properties located in the Uruachic gold district, Chihuahua, Mexico. The Company can earn its interest over a seven year option period by making a series of cash payments totaling $500,000, issuing 250,000 common shares and incurring $1,000,000 in exploration on the properties.

As of January 31, 2006, the Company was required to pay $100,000 (paid), issue 50,000 common shares (issued at a total vale of $10,000) and incur no less than $200,000 in exploration on the properties ($127,174 incurred to January 31, 2006).

The Company has not met the exploration spending requirement as of January 31, 2006 but has obtained a letter of exemption from Minera Uruachic S.A. de C.V. waiving the requirement.

Stingray Resources Inc.

(an exploration stage company)
Notes to Consolidated Financial Statements
Unaudited
Six Months Ended July 31, 2006 and 2005

1. Basis of presentation

These interim consolidated financial statements include the accounts of the Company and its subsidiary. All significant inter-company balances and transactions have been eliminated. The interim statements should be read in conjunction with the annual audited financial statements for the Company's most recently completed fiscal year ended January 31, 2006, as these interim financial statements do not include all disclosures required for annual financial statements.

The preparation of interim financial statements to conform with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the interim financial statements, and the reported amounts of revenues and expenses during the reporting period. Significai areas requiring the use of estimates relate to the determination of impairment of mineral properties, and assumptions used determining stock-based compensation. Actual results could differ from those estimates.

The same accounting policies are used in these interim financial statements as for the most recent audited annual financial statements.

2. Equipment

July 31, 2006	Cost	Accumulated Depreciation	Net Book Value
	$	$	$
Automotive equipment	90,651	47,639	43,012
Office equipment	6,634	2,727	3,907
	97,285	50,366	46,919

January 31, 2006	Cost	Accumulated Depreciation	Net Book Value
	$	$	$
Automotive equipment	90,651	41,975	48,676
Office equipment	6,634	2,364	4,270
	97,285	44,339	52,946

3. Mineral exploration properties (continued)

Elephant 8

During the year ended January 31, 2005, the Company staked a large exploration concession named the Elephant 8 in the State of Chihuahua straddling the Sonora border in Mexico. The total surface area is approximately 37,000 hectares and is located 60 kilometers from the town of Alamos in Sonora.

4. Share capital

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:

	Number of Shares	Share Amount
Balance January 31, 2006 and July 31, 2006	12,781,330	$14,906,978

(c) Stock options

	Number of Options	Value	Average Exercise Price
Balance January 31, 2006 and July 31, 2006	610,000	$ 254,368	$0.84

4. Share capital (continued)

(c) Stock options (continued)

At January 31, 2006, and July 31, 2006, the following options are outstanding to purchase common shares:

Grant date	Expiry date	Number of options		Value	Exercise price
May 27, 2004	May 27, 2009	160,000	$	86,939	$1.00
May 27, 2004	May 27, 2009	145,000		82,848	$0.75
June 29, 2005	June 29, 2010	305,000		84,581	$0.80
		610,000	$	254,368	

5. Related party transactions

During the period there were no transactions with related parties.